FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                          For the month of October 2005
                                 26 October 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Notice of Results released on
                              26 October 2005




                       British Sky Broadcasting Group plc

                        Notice of First Quarter Results

British Sky Broadcasting Group plc will be announcing its First Quarter Results for the three months ended 30 September 2005 via RNS, at 7.00 a.m. GMT on Friday 4 November 2005.


Enquiries:

UK/European:
Kirsty Flockhart, Finsbury
Silvana Marsh, Finsbury
Tel: + 44 20 7251 3801
E-mail: bskyb@finsbury.com


US:
John Sutton, Taylor Rafferty
Tel: +1 212 889 4350
E-mail: bskyb@taylor-rafferty.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 26 October 2005                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary